UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              June 20, 2019


  Via E-Mail

  Kai E. Liekefett
  Sidley Austin LLP
  787 Seventh Avenue
  New York, New York 10019

          Re:     Texas Pacific Land Trust Inc.
                  DEFA14A filed May 22, 2019
                  DEFA14A filed May 23, 2019
                  Response Letters dated June 5, 2019 and June 14, 2019 File No. 1-00737

  Dear Mr. Liekefett:

         Thank you for speaking with us yesterday. This letter confirms the comments conveyed to you orally during our call. Please address the following comments:

      1. We believe that given the unusual circumstances surrounding the postponement of the special meeting and the "suspension" of the proxy solicitation, shareholders may be confused regarding the status of any proxies previously granted. Please inform shareholders in a disseminated disclosure document that they may revoke previously-
         granted proxies and how they may do so. Since the Trust's proxy contest website
         (trusttpl.com) remains accessible, please also clarify, if true, that the mechanism by which a shareholder may grant a proxy through the website has been disabled, and you are no longer accepting proxies at this time. We believe this disclosure document should be disseminated in the same manner as other communications regarding the postponement of the meeting, such as through press releases that were also filed on
         EDGAR.

      2. We refer to our comment letter dated June 6, 2019. Please describe the applicable provisions of the Trust's governing instruments and state law (to the extent applicable)
         regarding the record date for the special meeting. What are the maximum and minimum time periods that may or must elapse between the record date and the date of the special meeting, if any?

      3. As discussed, we have questions regarding the need to resolicit shareholders and your ability to use previously-solicited proxies under the federal proxy rules. When/if a new date for the special meeting is set, we will revisit these issues. We encourage you to
 Kai Liekefett, Esq.
Sidley Austin LLP
June 20, 2019
Page 2


       consult with the staff on these matters before going out with a disclosure document addressing them. Please confirm your understanding in your response letter.

   Please respond to the above comments promptly. Direct any questions to me at
(202) 551-
3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions